400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
Robert D. Smith
direct dial: 610.640.7826
direct fax: 866.235.7809
smithrd@pepperlaw.com
July 9, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Staff Attorney Scott Anderegg, Esq., Staff Attorney Donna DiSilvio, Senior Staff Accountant Scott Stringer, Accountant

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.) Comments to Amendment No. 3 to Registration Statement on Form S-1 Filed June 29, 2007 Commission File No. 333-142477
Ladies and Gentlemen:
     On behalf of lululemon athletica inc. (f/k/a Lululemon Corp.) (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 5, 2007 (the “Comment Letter”). Page references contained in the response are to the prospectus contained in Amendment No. 4 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto.

Securities and Exchange Commission
July 9, 2007

Form S-1
General
1.	We note your response to comment 1 in our letter dated June 27, 2007 and we are continuing to consider your response.

The Company respectfully advises the Staff that it has submitted under separate cover additional information in response to the Staff’s previous comment.
Management’s Discussion and Analysis of Financial Condition, page 48
Basis of Presentation, page 50
2.	We note that you refer to an independent valuation. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consent of the expert. If you decide to instead delete your references to the third party expert, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise.

The Company has revised the disclosure on page 53 of the prospectus in response to the Staff’s comment.

3.	We note your response to prior comment 8 and your revised disclosure on page 52. We believe it is best practice to include the tabular chart presented in your response to prior comment 8 along with an enhanced discussion of the significant factors, assumptions and methodologies contributing to the difference between the value at each grant date and your estimated IPO price. Please disclose the following information;
•	expand your table on page 53 to include the number of options granted at each grant date and the exercise price.

•	expand your disclosures to include a discussion of the significant assumptions and each of the methodologies you used in determining the fair value of the options at each grant date. For example, you reference a market-based assessment of the valuation of existing comparable companies but it is not evident what metrics, if any were used or the rationale for selecting specific metrics.

•	expand your discussion of the factors contributing to the difference between the fair value of the stock as of the date of each grant for the options and the estimated IPO price of the common stock. For instance your response to comment 26 of our May 31, 2007, letter and comment 8 of our letter dated June 27, 2007, discussed the Company’s lack of preparation for an IPO in July 2006, the growth in U.S. stores, the uncertainty that existed at July 2006, the transition to international manufactures, operational results as compared to internal forecasts, favorable exchange rates and the reasons why a historical valuation was more appropriate in July 2006 while a forward looking valuation was used as the IPO neared.
     The Company has revised the disclosure on pages 52, 53 and 54 of the prospectus in response to the Staff’s comment.

Securities and Exchange Commission
July 9, 2007

4.	We note your response to prior comment 8 is provided on a split adjusted basis. Please relate for us the fair value per option for all options disclosed in Management’s Discussion and Analysis to the fair values for the options disclosed under Note 11 Equity Incentive Compensation Plans, page F-23.

The Company respectfully advises the Staff that the following table provides information on a split adjusted basis for all stock options granted during the period beginning one year preceding the Company’s balance sheet as of April 30, 2007 through the date hereof:

	Number of	Exercise	Original	Reassessed	Original	Reassessed
Date of Grant	Options	Price	Share Price	Share Price	Option Price	Option Price
July 3, 2006	2,898,893	$0.58	$0.58	$1.23	$0.33	$0.91
December 6, 2006	5,954	$0.58	$0.58	$8.50	$0.33	$8.09
December 27, 2006	1,308,880	$0.58	$0.58	$8.50	$0.33	$8.09
January 3, 2007	357,299	$0.58	$0.58	$8.50	$0.33	$8.09
The Company further respectfully advises the Staff that the following table provides information on a pre-split basis for all stock options granted during the period beginning one year preceding the Company’s balance sheet as of April 30, 2007 through the date hereof:

	Number of	Exercise	Original	Reassessed	Original	Reassessed
Date of Grant	Options	Price	Share Price	Share Price	Option Price	Option Price
July 3, 2006	1,217,000	$1.39	$1.39	$2.93	$0.79	$2.16
December 6, 2006	2,500	$1.39	$1.39	$20.25	$0.79	$19.27
December 27, 2006	549,500	$1.39	$1.39	$20.25	$0.79	$19.27
January 3, 2007	150,000	$1.39	$1.39	$20.25	$0.79	$19.27
The Company’s initial filing range for the Company’s common stock was between $10.00 and $12.00.
     We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7826 or to Barry M. Abelson at 215.981.4282.
Very truly yours,
/s/ Robert D. Smith
Robert D. Smith

cc:	Robert Meers John Currie Kevin Kennedy Tahir Ayub Barry M. Abelson